September 1, 2005

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HealthSouth Corporation

Form 10-K

Filed June 27, 2005

Dear Mr. Riedler:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2005 to the undersigned regarding the above referenced Form 10-K (the “Form 10-K”). HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of August 9, 2005. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Form 10-K. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions in the Form 10-K.

FORM 10-K

Industry Trends, page 15

1.	Please provide us with copies of the documents you refer to in this section with respect to your use of statistical and dollar figures as well as disclosure concerning your overall industry. Please mark the materials where it supports the claims and statements you make in this section.

The supporting documentation is set forth in the attached Memorandum in Response to SEC Comment No. 1.

Inpatient, page 16

Surgery Centers, page 18

Outpatient, page 19

Diagnostic, page 20

2.	Please provide us with third party documentation supporting your disclosure on your ranking as a service provider in each of the industries listed in the above referenced sections.

The supporting documentation is set forth in the attached Memorandum in Response to SEC Comment No. 2.

Corporate and Other, page 20

3.	We note your disclosure that you are exploring the sale of your only remaining acute care hospital as opposed to renovating the hospital at a cost of approximately $200 million. It is unclear why you are selling this facility and whether your future business plans include owning and operating acute care hospitals. Please consider and advise us as to what additional disclosure you should provide, if any, to further explain your future business plans.

In response to the Staff’s comment, we inform the Staff that our future business plans do not include owning and operating acute care hospitals. We believe we have conveyed our corporate strategy in the disclosure on page 15 of the Form 10-K under the heading “Our Business,” where we state “[w]e are primarily focused on continuing to evaluate our business, the broader health care market, and the specific geographic markets we serve, with the goal of repositioning HealthSouth as a leading provider of post-acute care and select ambulatory services.” In addition, on page 20 we disclosed that between 2001 and 2004 we sold two general acute care hospitals and ceased providing services at another hospital leaving us with one acute care hospital, as well as the Digital Hospital, which is currently under construction. As we also disclosed, we are exploring the sale of both of these facilities.

There are several reasons why our future plans do not include owning and operating acute care facilities. First, our business has not historically emphasized operation of acute care facilities, and it is not one of our core competencies. Second (and related to the first reason), other operators of acute care facilities have the ability to devote substantially more resources to the operation of acute care facilities than we can. Finally, the adoption by Congress of a prospective payment system that has resulted in lower overall reimbursement to acute care facilities, as disclosed on page 24 of the Form 10-K, has made the acute care business less attractive. Consequently, we have decided to exit the acute care business entirely.

In light of the foregoing, we believe we have conveyed that our future business plans do not include our continued presence in the acute care business, but in acknowledgment of the Staff’s comment, we will clarify our intention to exit this business in our Form 10-K for the year ended December 31, 2004 and the reasons for that decision.

Additionally, on July 26, 2005, the Company filed a current report on Form 8-K reporting that we had entered into an Asset Purchase Agreement with The Board of Trustees of The University of Alabama for the sale of the HealthSouth Medical Center located in Birmingham, Alabama, our remaining acute care hospital. We continue to explore the sale of the Digital Hospital.

Risk Factors, page 37

4.	We note your disclosure on page 61 relating to downward pricing pressures in your markets; the impacts they appeared to have had or you believe will have on your operations; and your perceived need to increase efficiency in your surgery, outpatient and diagnostic divisions. Please advise us as to your consideration of a risk factor discussing the risks and consequences stemming from the following factors: (i) your need to make operations more efficient or in the alternative, dispose of inefficient operations in response to competitive pressure or downward pressure pricing; (ii) the historical and potential adverse changes in revenue and profitability to your surgery centers, outpatient and diagnostic divisions as well as the hospital you intend to sell; and (iii) the percentage of your business that these divisions and the hospital you intend to sell represent of your total business.

We acknowledge the Staff’s comment, and we will include in our 2004 Form 10-K under the Business, “Risk Factors – Risk Related to Our Business” section, a risk factor substantially in the form of the following:

Downward pressure on pricing from commercial and government payors may adversely affect the revenues and profitability of certain of our operations.

We have experienced downward pressure on prices in our markets, from both commercial and government payors, and we anticipate continuing price pressure in all our divisions. There can be no assurances that we will be able to maintain current prices in the face of continuing pricing pressures. We may be required to implement additional measures to mitigate these pressures and further enhance the efficiency of our operations, or in the alternative, dispose of inefficient operations. These pricing pressures have had, and if we are not successful in mitigating such pressures in the future, may continue to have, an adverse effect on the revenues and profitability of our surgery centers and our outpatient and diagnostic divisions, including certain operations which we are currently considering divesting. In the event that we decide to divest certain inefficient operations, we cannot assure you that we will be able to successfully do so at all, or on a timely basis or on terms acceptable to us. We believe that operations which we are currently seeking to divest represent approximately [    ]% of our net operating revenue and [    ]% of our income (loss) from continuing operations before cumulative effect of accounting change for the fiscal year ended December 31, 200[  ].

5.	We note your disclosure on page 62 that this Form 10-K is your first periodic filing since 2002 and that you do not expect to become a current filer in compliance with SEC regulations until 2006 and therefore, do not expect to be able to apply for relisting on a major securities exchange until that time. Please advise us as to your consideration of a risk factor regarding the adverse consequences to shareholders and the company resulting from your lack of access to public markets and the consequences stemming from this risk.

We respectfully acknowledge the Staff’s comment but wish to point out that our shares are actively traded and volume has averaged over 1.6 million shares per day in 2005. However, we will include in our 2004 Form 10-K a risk factor substantially in the form of the following:

We will not be able to apply to relist our common stock on a major securities exchange until at least 2006, and as a result, our ability to access the capital markets prior to that time will be extremely limited. In addition, the prices at which our common stock trades in the over-the-counter market may be much more volatile than if it traded on a major securities exchange.

We do not expect to become a “current filer” in compliance with SEC regulations until at least 2006, and we will not be able to apply for relisting on a major securities exchange until that time. While our common stock is quoted on the OTC Bulletin Board and in the Pink Sheets, there is currently only a limited trading market for our shares and the market price of these shares may be volatile for the foreseeable future. The limited trading market for our common stock may cause fluctuations in the price and volume of our shares to be more exaggerated than would occur on a major securities exchange. We cannot assure you that prior to relisting our shares on a major securities exchange, you will be able to sell shares of our common stock without a considerable delay or significant impact on the sale price.

In addition, until we relist our shares on a major securities exchange, we will have only limited access to public capital markets. This could inhibit our ability to raise additional working capital on a timely basis, in sufficient amounts or on terms acceptable to us, which may, in turn, make it more difficult to grow our business.

“Limitations of our director and officer liability insurance and potential.…,” page 38

6.	Please tell us if you maintain director and liability insurance coverage for your current officers and directors. If so, please tell us the coverage amount and any restrictions you may have under the insurance coverage. In addition, please tell us if you are having any difficulties obtaining director and liability insurance coverage for your current directors and officers not related to the pending actions referenced in your risk factor.

In response to the Staff’s comment, the Company maintains director and officer liability insurance coverage for our current officers and directors in the amount of $200 million, which includes $50 million in Side A coverage. Side A coverage is coverage for individual directors and officers in circumstances where the Company is legally or financially unable to indemnify these individuals. Examples of a company’s inability to indemnify would include derivative suits, bankruptcy/financial restraints, and claims that are against public policy. Of the $200 million coverage, the Company has a self-insured retention of $10 million for claims against the Company. We will include a more thorough description of our director and officer liability insurance coverage, including the amount of coverage, in our 2004 Form 10-K.

In addition to the standard industry exclusions, the policy also includes exclusions of coverage for (1) our former Chairman and Chief Executive Officer, Richard M. Scrushy, and our former Chief Financial Officer, William T. Owens and (2) a prior acts exclusion and a pending and prior litigation exclusion as of July 31, 2003. We believe we will be able to continue to secure comparable coverage for the coming insurance year.

While the Company to date has not had extraordinary difficulty in obtaining director and officer liability insurance coverage for our current directors and officers, the premium costs associated with this coverage have been dramatically higher than in the years prior to March 2003. We anticipate that, although the premium costs associated with our director and officer liability insurance coverage will be reduced during the coming insurance year, such premium costs will remain higher than in the years prior to March 2003. Despite these increase premium costs, we do not believe these costs are material to our results of operation or financial condition.

“We depend on our relationships with the physicians who use our facilities, page 42

7.	Please advise us if you have experienced a decline in the number of physicians using your health care services due to recent negative events surrounding the company or otherwise. If so, please describe to us the impact it has had on your operations.

In response to the Staff’s comment, as we disclosed on page 42 of the Form 10-K, HealthSouth’s relationship with physicians generally involves physicians providing health care services at our facilities and/or physicians referring their patients to our facilities. In addition, as we disclosed on pages 18 and 19 of the Form 10-K, in our Surgery Centers division, the majority of our ambulatory surgery centers are owned in partnership with physicians who perform procedures at the centers.

Shortly after March 2003, many physicians expressed concern regarding their confidence in the Company. We believe, based purely upon anecdotal evidence, that the decline in volumes we experienced in each of our segments immediately after March 2003 was due in part to this lack of confidence. However, since then we have focused a significant amount of time and resources rebuilding the confidence of our physicians in HealthSouth. We believe HealthSouth now fundamentally enjoys good relationships with its physicians.

However, as we disclosed on page 81 of the Form 10-K, the number of cases handled by our surgery centers declined 2.9% from 2002 to 2003. While some of this decline may be attributable to the lack of confidence described above, we believe that decline is more likely attributable to our inability to efficiently resyndicate our surgery center portfolio. Furthermore, we do not believe our resyndication difficulties are the result of poor physician relations. Rather, our inability to provide reliable financial information for our partnerships on a stand-alone basis during the reconstruction period has been the primary obstacle to resyndicating our surgery centers.

As we also disclosed on page 60 of the Form 10-K, since January 2005 our resyndication activity has improved. We believe this is due primarily to our ability to now produce reliable financial information for our partnerships on a stand-alone basis.

Securities Litigation, page 45

8.	For each of the litigation matters discussed in this section, please provide us the total dollar amount sought by the plaintiffs.

In response to the Staff’s comment, we inform the Staff that the complaints relating to the proceedings referenced in this section do not specify the dollar amount sought by the plaintiffs in those proceedings other than as disclosed therein. Accordingly, we do not have additional information to provide to the Staff at this time, but we advise the Staff that we are sensitive to the comment and will supplement our disclosure when appropriate.

Consolidated Adjusted EBITDA, pages 73-74

9.	We note your presentation of Consolidated Adjusted EBITDA. As stipulated in your filing, management’s primary intention is to provide “investors with additional information about our ability to incur and service debt and make capital expenditures.” As such, please provide the following information regarding your compliance with Item 10 of Regulation S-K:

a.	As the management anticipates investors to use the financial measure to assess liquidity, please provide to us why management determined that the most directly comparable financial measure presented in accordance with GAAP is “loss from continuing operations before income tax expense and cumulative effect of accounting change.” It would appear that the most directly comparable GAAP financial measure presented would be “net cash provided by operating activities.”

b.	Please provide more information as to why management believes that this presentation provides useful information to investors regarding the company’s “ability to incur and service debt and make capital expenditures” over and above “net cash provided by operating activities.” It does not appear that you have adequately justified its use within the filing.

c.	Please provide information as to how management has complied with Item 10(1)(ii)(A) of Regulation S-K, which prohibits a registrant from excluding charges that required, or will require, cash settlement from a non-GAAP liquidity measure. It would appear that “governmental and class action settlements expense” and “professional fees-reconstruction and restatement” would require cash settlement.

In response to the Staff’s comments, as we disclosed on page 73 of the Form 10-K, Consolidated Adjusted EBITDA is a component of certain material covenants of our indebtedness, and we believe it provides investors with information about our ability to incur and service debt and make capital expenditures. We also provide the Staff with the following information:

a.

As we disclosed on page 2 of the Form 10-K, after March 2003, lenders froze the line of credit under our $1.25 billion credit agreement and instituted a payment blockage that, among other things, prohibited us from making an approximately $350 million payment due April 1, 2003 to certain of our bondholders, thus placing the Company in payment default of this indebtedness. In addition, as we disclosed on page 2 of the Form 10-K, certain other bondholders delivered notices of technical default of other indebtedness. During negotiations with our creditors to cure defaults existing under our indebtedness, we began providing our creditors with “Consolidated Adjusted EBITDA” information, which we believed was an appropriate measure of financial performance to be used, by both us and our creditors, while we undertook the reconstruction of our accounting records and the restatement of our financial statements. Our creditors later agreed that

Consolidated Adjusted EBITDA was an acceptable measure of financial performance, and in doing so, we and our creditors recognized the importance of establishing a measure of the Company’s continuing earnings and cash generation capacity that could be produced by the Company on a consistent basis and against which the Company could make estimates of future performance.

At the time we began providing Consolidated Adjusted EBITDA information to our creditors, we were unable to produce financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). Consolidated Adjusted EBITDA was intended to provide our creditors with an indication of continuing earnings and cash generation capacity while also recognizing that the Company would incur significant expenditures to overcome the issues arising from the Company’s former accounting practices and related events. In addition, because the Company did not have a reliable balance sheet until the filing of the Form 10-K, no GAAP financial measure relying upon a balance sheet, including “net cash provided by operating activities,” could be produced.

Additionally, providing this measure (Consolidated Adjusted EBITDA) to our creditors was critical in obtaining the amendments of our indebtedness. In addition, we believe that our stakeholders have benefited from having this information presented to them at our frequent investor updates during the process of reconstructing our accounting records for the years ended December 31, 2000 through 2003.

We continue to believe that an understanding of this measure by our stakeholders, given the significant role it has played during our creditor negotiations and otherwise during the reconstruction process, is critical to an understanding of our financial performance during the periods covered by the Form 10-K. Again, as we disclosed on page 73 of the Form 10-K, we believe this measure is an important measure of operating performance, leverage capacity, our ability to service our debt and our ability to make capital expenditures.

In addition, we use Consolidated Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe it is meaningful because it provides investors a means to evaluate our operating performance on an ongoing basis using criteria that are used by our internal decision makers. Our internal decision makers believe Consolidated Adjusted EBITDA is a meaningful measure because it provides a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmark our performance to our competitors. For example, our internal decision makers, including our chief executive officer and chief financial officer, believe the inclusion of “Restructuring Charges”1 in EBITDA distorts the ability

[1]	The term “Restructuring Charges” includes the following amounts: professional fees associated with certain litigation, financial restructuring, government investigations, forensic accounting, creditor advisors, accounting reconstruction, audit and tax work associated with the reconstruction process, and the implementation of of the internal decision makers to efficiently assess and view core operating trends. Additionally, we use Consolidated Adjusted EBITDA as a significant criterion in our determination of performance-based cash bonuses and stock awards. We reconcile Consolidated Adjusted EBITDA to net operating loss from continuing operations, because we believe it is the most directly comparable financial measure to total operating performance.

We also use Consolidated Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because our credit agreements and indentures governing certain of our indebtedness (namely, our 2011 notes and 2014 notes) contain financial covenants that are determined based on Consolidated Adjusted EBITDA. These covenants are material terms of these agreements, because they govern several of our credit agreements, which in turn represents a substantial portion of our capitalization. Non-compliance with these financial covenants under our credit facilities — our interest coverage ratio and our leverage ratio — could result in the lenders requiring us to immediately repay all amounts borrowed. Any such acceleration could also lead the investors in our public debt to accelerate their maturity. In addition, if we cannot satisfy these financial covenants in the indenture governing the credit agreements, we cannot engage in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Consolidated Adjusted EBITDA is critical to our assessment of our liquidity.

As we disclosed on page 73 of the Form 10-K, Consolidated Adjusted EBITDA is not, and should not be considered, a substitute for net loss from continuing operations or cash flows from operating, investing or financing activities or any other financial measure under GAAP. However, until we have completed the process of reconstructing our accounting records and have the ability to produce a current (meaning as of August 2005 rather than December 31, 2003) balance sheet, we will remain unable to produce measures such as “net cash provided by operations” and “net loss from continuing operations” on a current or projected basis.

b.	In response to the Staff’s comment, please see response 9.a above. We propose to expand the disclosure consistent with the above response in our 2004 Form 10-K to address this comment.

c.	In response to the Staff’s comment, please see response 9.a above. Additionally, we note question 10 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003 on the SEC’s website, which states that when a company’s credit agreement contains a material covenant regarding a non-GAAP financial measure such as “Adjusted EBITDA” (our “Consolidated Adjusted EBITDA”) it may not be violative of Item 10(e)(ii)(A) of

Sarbanes-Oxley §404 and non-ordinary course charges incurred after March 19, 2003 related to the Company’s overall corporate restructuring

Regulation S-K to utilize Adjusted EBITDA although it excludes charges that are required to be cash settled. In answer 10 the Staff states:

“MD&A requires disclosure of material items affecting liquidity. Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. In this situation, disclosure regarding the covenant may be misleading absent a discussion of the following:

•	the materiality of the credit agreement and the covenant;

•	the amount or limit required for compliance with the covenant; and,

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

We will expand our disclosure in our 2004 Form 10-K to address the above bulleted points and this response throughout. In addition, we inform the Staff that the amounts set forth under these captions are items that are specifically excluded from the calculation of Consolidated Adjusted EBITDA in our various lending agreements, and our presentation has conformed to that measure as specified in our lending agreements. In future filings, we will provide a clarification to the definition of Consolidated Adjusted EBITDA in substantially the following form:

In general terms, the definition of Consolidated Adjusted EBITDA, allowed us to add back to EBITDA, a non-GAAP measure, charges classified as “Restructuring Charges” until June 30, 2005. Costs which we classify as “Restructuring Charges” are: professional fees associated with certain litigation, financial restructuring, government investigations, forensic accounting, creditor advisors, accounting reconstruction, audit and tax work associated with the reconstruction process, and the implementation of Sarbanes-Oxley §404 and non-ordinary course charges incurred after March 19, 2003 related to the Company’s overall corporate restructuring. In addition, we are permitted under our various credit agreements to continue to add back to EBITDA professional fees associated with the class-action and shareholder derivative litigation after June 30, 2005.

Critical Accounting Policies, pages 106-112

10.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

a.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

b.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and explain the historical percentage of amounts that get reclassified into self-pay.

a.	In response to the Staff’s comment, below is an aging of the Company’s gross accounts receivable as of December 31, 2003 (in thousands):

	As of December 31, 2003
	0-30 days	31-60 days	61-90 days	91-120 days	120+ days	Total
Medicare	$261,699	$32,948	$21,694	$13,168	$58,380	$387,889
Medicaid	21,681	8,186	4,872	3,999	23,933	62,671
Workers’ compensation	48,425	26,110	12,966	7,380	42,572	137,453
Managed care and other discount plans	201,310	75,371	39,059	23,604	147,301	486,645
Other third party payors, including patients	78,917	36,078	23,511	17,579	187,579	343,664

Total	$612,032	$178,693	$102,102	$65,730	$459,765	1,418,322

Contractual allowances						(581,069)
Allowance for bad debt						(340,545)

Accounts receivable, net						$496,708

The Company’s various accounts receivable systems have the ability to produce agings of the Company’s gross accounts receivable. We derived the table above from these systems. The above aging of our gross accounts receivable as of December 31, 2003 utilizes bill date to age receivables.

We disclosed a breakdown of net accounts receivable by payor on page F-17 of our Form 10-K. As indicated on page F-17 of the Form 10-K, self-pay (i.e.,

patient) amounts are included in the “other third party payors” grouping. We elected to include self-pay amounts in this grouping due to their immateriality to our consolidated financial statements. As shown in the following chart, self-pay balances account for less than 3.8% of our net accounts receivable balance at the end of each reporting period included in our Form 10-K:

% of Net Accounts Receivable by Payor

	As of December 31,
	2003	2002	2001	2000
			(Restated)	(Restated)
Medicare	27.7%	23.8%	22.9%	21.3%
Medicaid	4.1%	4.2%	3.5%	3.6%
Workers’ compensation	10.2%	11.2%	11.5%	12.0%
Managed care and other discount plans	36.8%	39.9%	39.9%	41.8%
Other third party payors	18.0%	17.4%	18.8%	17.5%
Self-pay	3.2%	3.5%	3.4%	3.8%

Total	100.0%	100.0%	100.0%	100.0%

On a consolidated basis, self-pay accounts represented less than 2.5% of our net operating revenues in each of the four years ended December 31, 2003. The majority of our self-pay amounts are part of our Surgery Centers segment, as our physician partners in these facilities may perform elective procedures, such as plastic surgery. In most cases, payment for these elective procedures are required prior to the rendering of services, making cash collections for these self-pay amounts virtually risk free. The majority of self-pay amounts in our other operating segments represent co-payments required under certain carrier contracts. Again, these co-payments are generally collected at the time of service.

b.	In response to the Staff’s comment, we inform the Staff that amounts pending approval from third party payors (i.e., Medicaid) as of December 31, 2003 approximated $1.4 million, or less than 1% of our net accounts receivable as of that date, and are included in the Medicaid caption in the above chart. Amounts pending approval from third party payors are limited to our Inpatient division and have historically been immaterial for separate disclosure.

As shown in the above chart showing our net accounts receivable by payor as of the end of each reporting period in our Form 10-K, Medicaid represented less than 4.2% of our net accounts receivable as of any balance sheet date presented. Similarly, for each of the four years ended December 31, 2003, Medicaid represented less than 2.6% of our consolidated net operating revenues.

We also understand the Staff’s concern regarding the classification of amounts pending approval from third party payors outside of self-pay. Therefore, we will reclassify amounts pending approval from third party payors as self-pay in our 2004 10-K.

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-9

11.	Please provide a breakdown of your “net cash provided by (used in) discontinued operations” by activity (i.e. operating, investing and financing). Please provide your analysis of the accounting literature used to support the aggregation of these amounts in one line item as currently presented.

In response to the Staff’s comment, we inform the Staff that we believe FASB Statement No. 95, Statement of Cash Flows, does not require a company to set out cash flows relating to discontinued operations separately in the statement of cash flows; however, we believe a company may elect to do so. We elected to do so because we believe separating cash flows from continuing and discontinued operations provides users with a clearer picture of the cash flows attributable to our ongoing operations.

Although we believe paragraph 10 of FASB Statement No. 95 permits a separate presentation, it does not provide specific guidance as to how a company should present discontinued operations within the statement of cash flows. We have noted that practice is mixed when a company elects to present discontinued operations within the statement of cash flows. For example, in the 2004 edition of Accounting Trends and Techniques, published by the AICPA, numerous examples of how to present discontinued operations in the statement of cash flows are provided. One example illustrates a company including a single line item, discontinued operations, within each of the statement of cash flow categories. A second example illustrates a company including a separate single line category, Net cash provided by (required for) discontinued operations. A third example had continuing and discontinued operations combined.

Because FASB Statement No. 95 does not provide specificity on presentation of discontinued operations, we elected to use the format of the second example as we believe this presentation is more transparent and allows the users of the financial statements to readily determine the cash flows attributable to continuing and discontinued operations. We intend to continue to use this presentation format in subsequent filings.

As requested, the categories within the discontinued operations line item are as follows:

	For the year ended December 31,
	2003	2002	2001	2000
			(Restated)	(Restated)
	(In Thousands)
Discontinued operations:
Operating activities	$(27,768)	$8,128	$(16,983)	$(2,176)
Investing activities	110,644	5,828	(5,364)	(13,287)
Financing activities	(5,296)	(1,644)	(1,539)	(3,718)

Net cash provided by (used in) discontinued operations	$77,580	$12,312	$(23,886)	$(19,181)

Summary of Significant Accounting Policies

Restricted Cash, page F-16

12.	Please provide us more information, in a disclosure-type format, regarding management’s current presentation of affiliate cash accounts as restricted. It would appear that a request from external partners not to commingle partnership cash does not legally restrict the company as to usage or withdrawal.

In response to the Staff’s comment, we note that Rule 5-02, Balance sheets, Item 1, Cash and cash items, of Regulation S-X, provides the following guidance (in part):

Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. [Emphasis added.]

We believe that classifying affiliate cash as restricted in the consolidated balance sheets is appropriate and consistent with the above guidance, as it provides additional information to financial statement users that we intend to, and/or are contractually or otherwise legally obligated to, restrict the usage of cash to fund the operations of only certain partnerships, and as a result, recognizes the underlying restrictions on the cash balances of those partnerships. We do not believe that classification of cash as restricted is limited solely to legally restricted items as noted in the third sentence of the above guidance. We believe that classifying those amounts as restricted alerts the reader that the usage of certain cash is restricted to certain partnerships within HealthSouth and may not be used for general corporate purposes.

However, to provide additional clarity, we will revise the disclosure in future filings with the Commission to state:

Affiliate cash accounts represent cash accounts maintained by partnerships in which we participate where one or more external partners requested, and we have agreed, that the partnership’s cash not be commingled with other corporate cash accounts and be used only to fund the operations of those partnerships. [Addition underlined.]

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-5917.

Sincerely,

/s/ Gregory L. Doody
Gregory L. Doody
Executive Vice President, General Counsel and Secretary

cc:	J. Todd Sherman

Securities and Exchange Commission

Kevin Woody

Securities and Exchange Commission

Song P. Brandon

Securities and Exchange Commission

William L. Tolbert, Jr.

Jenner & Block LLP

HEALTHSOUTH CORPORATION

MEMORANDUM IN RESPONSE

TO SEC COMMENT NO. 1

Documentation in Support of Industry Trends Data

Attached hereto please find the following documents in support of HealthSouth’s use of statistical and dollar figures as well as disclosure concerning the health care industry generally:

Tab 1	National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Selected Calendar Years 1998-2014. This document, attached as Table 1 to a report entitled National Health Care Expenditures Projections: 2004-2014, appears on the website of the Centers for Medicare & Medicaid Services at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf.

Tab 2	Gross Domestic Product Percent Change from Preceding Period. This document appears on the website of the United States Department of Commerce, Bureau of Economic Analysis at www.bea.doc.gov/bea/dn/gdpchg.xls. An excerpt of the relevant data precedes the statistical data appearing on the website.

Tab 3	National Health Expenditures Aggregate and Per Capita Amounts, Percent Distribution, and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1980-2003. This document appears on the website of the Centers for Medicare & Medicaid Services at http://www.cms.hhs.gov/statistics/nhe/historical/tables.pdf.

Tab 4	Projected Population of the United States, by Age and Sex: 2000 to 2050. This document appears on the website of the United States Census Bureau at http://www.census.gov/ipc/www/usinterimproj/natprojtab02a.pdf.

Set forth below is a copy of the Industry Trends section of the Form 10-K marked with footnotes that correspond to supporting data identified in the attached tabbed documents.

Industry Trends

As a provider of rehabilitative health care, ambulatory surgery, and diagnostic services, our revenues and growth are affected by trends in health care spending. According to estimates published by CMS’s Office of the Actuary, the health care sector is growing faster than the overall economy. In 2004, the total U.S. gross domestic product is estimated to be $11.7 trillion.1 Total national health care spending comprised $1.8 trillion,2 or 15.4%3 of that figure. While the United

[1]	See Tab 1. This information appears on the website of the Centers for Medicare & Medicaid Services at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf.

[2]	See Tab 1.

[3]	See Tab 1.

States Department of Commerce reports that the overall economy is estimated to have grown at an average rate of 5.2%4 per year since 1990, health care spending has increased by an average of 7%5 per year over that same time period. CMS estimates that by 2014 total national health care expenditures will have increased to $3.6 trillion,6 which will represent 18.7%7 of the projected U.S. gross domestic product.

Demographic factors contribute to long-term growth projections in health care spending. According to the U.S. Census Bureau’s 2004 interim projections, there were approximately 35 million8 Americans aged 65 or older. The number of Americans aged 65 or older is expected to increase to approximately 40 million9 by 2010 and approximately 54 million10 by 2020. By 2030, the number of Americans aged 65 or older is expected to reach approximately 70 million,11 or 20%12 of the U.S. population.

We believe that the aging of the U.S. population and the continuing growth in health care spending will increase demand for the types of services we provide. First, many of the health conditions associated with aging—such as strokes and heart attacks, neurological disorders, and diseases and injuries to the muscles, bones, and joints—will increase the demand for ambulatory surgery and rehabilitative services. Second, pressure from payors to provide efficient, high-quality health care services is forcing many procedures traditionally performed in acute care facilities out of the acute care environment.

[4]	See Tab 2. This information appears on the website of the United States Department of Commerce, Bureau of Economic Analysis at www.bea.doc.gov/bea/dn/gdpchg.xls.

[5]	See Tab 3. This information appears on the website of the Centers for Medicare & Medicaid Services at http://www.cms.hhs.gov/statistics/nhe/historical/tables.pdf.

[6]	See Tab 1.

[7]	See Tab 1.

[8]	See Tab 4. This information appears on the website of the United States Census Bureau at http://www.census.gov/ipc/www/usinterimproj/natprojtab02a.pdf.

[9]	See Tab 4.

[10]	See Tab 4.

[11]	See Tab 4.

[12]	See Tab 4.

Tab 1

Table 1

National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change:     Selected Calendar Years 1998-20141

	Projected
Item	1998	1999	2000	2001	2002	2003	2004		2005	2006
National Health Expenditures (billions)	$1,150.9	$1,222.2	$1,309.9	$1,426.4	$1,559.0	$1,678.9	$1,804.7	[2]	$1,936.5	$2,077.5
National Health Expenditures as a Percent of Gross Domestic Product	13.2%	13.2%	13.3%	14.1%	14.9%	15.3%	15.4%[3]		15.6%	16.0%
National Health Expenditures Per Capita	$4,098	$4,302	$4,560	$4,914	$5,317	$5,670	$6,040		$6,423	$6,830
Gross Domestic Product (billions)	$8,747.0	$9,268.4	$9,817.0	$10,128.0	$10,487.0	$11,004.0	$11,719.3	[1]	$12,375.5	$13,019.1
Gross Domestic Product (billions of 2000 $)	9,066.9	9,470.3	9,817.0	9,890.7	10,074.8	10,381.3	10,827.7		11,217.5	11,576.5
Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)	0.965	0.979	1.000	1.024	1.041	1.060	1.083		1.105	1.127
Consumer Price Index (CPI-W) - 1982-1984 base	1.630	1.666	1.722	1.771	1.799	1.840	1.890		1.935	1.981
HCFA Implicit Medical Price Deflator[2]	0.942	0.967	1.000	1.039	1.079	1.118	1.160		1.202	1.245
U.S. Population[3]	280.8	284.1	287.3	290.3	293.2	296.1	298.8		301.5	304.2
Population age less than 65 years	245.9	249.0	251.9	254.6	257.3	259.8	262.3		264.6	266.9
Population age 65 years and older	34.9	35.1	35.4	35.7	35.9	36.2	36.5		36.9	37.3
Private Health Insurance - NHE (billions)	$384.7	$413.7	$450.6	$496.6	$549.5	$600.6	$646.9		$690.5	$722.0
Private Health Insurance - PHC (billions)	343.4	367.0	399.3	437.6	479.1	518.7	558.8		597.8	621.2

	Annual Percent Change From Previous Year Shown
National Health Expenditures (billions)	—	6.2	7.2	8.9	9.3	7.7	7.5		7.3	7.3
National Health Expenditures as a Percent of Gross Domestic Product	—	0.2	1.2	5.5	5.6	2.6	0.9		1.6	2.0
National Health Expenditures Per Capita	—	5.0	6.0	7.8	8.2	6.6	6.5		6.3	6.3
Gross Domestic Product (billions)	—	6.0	5.9	3.2	3.5	4.9	6.5		5.6	5.2
Gross Domestic Product (billions of 2000 $)	—	4.4	3.7	0.8	1.9	3.0	4.3		3.6	3.2
Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)	—	1.4	2.2	2.4	1.7	1.8	2.2		2.0	2.0
Consumer Price Index (CPI-W) - 1982-1984 base	—	2.2	3.4	2.8	1.6	2.3	2.7		2.4	2.4
HCFA Implicit Medical Price Deflator[2]	—	2.7	3.4	3.9	3.9	3.6	3.8		3.6	3.6
U.S. Population[3]	—	1.2	1.1	1.0	1.0	1.0	0.9		0.9	0.9
Population age less than 65 years	—	1.2	1.2	1.1	1.0	1.0	0.9		0.9	0.8
Population age 65 years and older	—	0.5	0.8	0.7	0.8	0.9	0.8		1.0	1.2
Private Health Insurance - NHE	—	7.5	8.9	10.2	10.6	9.3	7.7		6.7	4.6
Private Health Insurance - PHC	—	6.9	8.8	9.6	9.5	8.3	7.7		7.0	3.9

	Projected
Item	2007	2008	2009	2010	2011	2012	2013	2014
National Health Expenditures (billions)	$2,232.9	$2,399.2	$2,573.3	$2,753.9	$2,944.2	$3,146.3	$3,360.7	$3,585.7	[6]
National Health Expenditures as a Percent of Gross Domestic Product	16.3%	16.7%	17.0%	17.3%	17.6%	18.0%	18.3%	18.7%[7]
National Health Expenditures Per Capita	$7,278	$7,754	$8,247	$8,754	$9,284	$9,842	$10,432	$11,046
Gross Domestic Product (billions)	$13,683.0	$14,394.6	$15,143.1	$15,915.4	$16,695.2	$17,496.6	$18,318.9	$19,179.9
Gross Domestic Product (billions of 2000 $)	11,923.7	12,257.6	12,588.6	12,915.9	13,225.9	13,530.0	13,827.7	14,131.9
Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)	1.151	1.178	1.208	1.238	1.269	1.301	1.333	1.367
Consumer Price Index (CPI-W) - 1982-1984 base	2.029	2.086	2.144	2.204	2.266	2.329	2.395	2.462
HCFA Implicit Medical Price Deflator[2]	1.292	1.340	1.390	1.443	1.498	1.557	1.619	1.683
U.S. Population[3]	306.8	309.4	312.0	314.6	317.1	319.7	322.2	324.6
Population age less than 65 years	269.0	271.0	272.8	274.5	276.0	277.4	278.6	279.7
Population age 65 years and older	37.8	38.4	39.2	40.1	41.1	42.3	43.6	44.9
Private Health Insurance - NHE (billions)	$775.4	$834.2	$895.7	$957.4	$1,022.7	$1,088.5	$1,156.8	$1,224.8
Private Health Insurance - PHC (billions)	665.4	713.9	766.1	821.0	879.1	936.5	995.6	1,055.1

	Annual Percent Change From Previous Year Shown
National Health Expenditures (billions)	7.5	7.5	7.3	7.0	6.9	6.9	6.8	6.7
National Health Expenditures as a Percent of Gross Domestic Product	2.3	2.1	2.0	1.8	1.9	2.0	2.0	1.9
National Health Expenditures Per Capita	6.6	6.5	6.4	6.1	6.1	6.0	6.0	5.9
Gross Domestic Product (billions)	5.1	5.2	5.2	5.1	4.9	4.8	4.7	4.7
Gross Domestic Product (billions of 2000 $)	3.0	2.8	2.7	2.6	2.4	2.3	2.2	2.2
Gross Domestic Product Implicit Price Deflator (chain weighted 2000 base year)	2.1	2.4	2.5	2.5	2.5	2.5	2.5	2.5
Consumer Price Index (CPI-W) - 1982-1984 base	2.4	2.8	2.8	2.8	2.8	2.8	2.8	2.8
HCFA Implicit Medical Price Deflator[2]	3.7	3.7	3.8	3.8	3.8	3.9	4.0	4.0
U.S. Population[3]	0.9	0.9	0.8	0.8	0.8	0.8	0.8	0.8
Population age less than 65 years	0.8	0.7	0.7	0.6	0.5	0.5	0.4	0.4
Population age 65 years and older	1.4	1.6	2.0	2.3	2.6	2.9	3.0	3.1
Private Health Insurance - NHE	7.4	7.6	7.4	6.9	6.8	6.4	6.3	5.9
Private Health Insurance - PHC	7.1	7.3	7.3	7.2	7.1	6.5	6.3	6.0

1/	The health spending projections were based on the 2003 version of the National Health Expenditures released in January 2005.

2/	2000 base year. Calculated as the difference between nominal personal health care spending and real personal health care spending. Real personal health care spending is produced by deflating spending on each service type by the appropriate deflator (PPI, CPI, etc.) and adding real spending by service type.

3/	July 1 Census resident based population estimates.

NOTE: Numbers and percents may not add to totals because of rounding.

SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary.

Tab 2

Gross Domestic Product

percent change from preceding period

(1990-2004)

(Excerpt from the website of the United States Department of Commerce, Bureau of Economic Analysis www.bea.doc.gov/bea/dn/gdpchg.xls; actual document follows)

Year	% Change
1990	5.8
1991	3.3
1992	5.7
1993	5.0
1994	6.2
1995	4.6
1996	5.7
1997	6.2
1998	5.3
1999	6.0
2000	5.9
2001	3.2
2002	3.4
2003	4.8
2004	7.0
Average:	5.2

Gross Domestic Product	07/29/05
Percent change from preceding period
(Seasonally adjusted annual rates)

	Annual			Quarterly
	GDP percent change based on current dollars	GDP percent change based on chained 2000 dollars		GDP percent change based on current dollars	GDP percent change based on chained 2000 dollars
1930	-12.0	-8.6	1947q2	5.6	-0.5
1931	-16.1	-6.4	1947q3	7.0	-0.2
1932	-23.2	-13.0	1947q4	17.1	6.0
1933	-4.0	-1.3	1948q1	9.7	6.5
1934	17.0	10.8	1948q2	11.1	7.3
1935	11.1	8.9	1948q3	10.1	2.3
1936	14.3	13.0	1948q4	1.9	1.0
1937	9.7	5.1	1949q1	-7.3	-5.8
1938	-6.2	-3.4	1949q2	-5.4	-1.2
1939	7.0	8.1	1949q3	2.2	4.6
1940	10.0	8.8	1949q4	-3.6	-4.0
1941	25.0	17.1	1950q1	16.0	17.4
1942	27.7	18.5	1950q2	14.2	12.5
1943	22.7	16.4	1950q3	26.8	16.6
1944	10.7	8.1	1950q4	16.0	7.5
1945	1.5	-1.1	1951q1	21.5	4.9
1946	-0.4	-11.0	1951q2	9.6	7.0
1947	9.8	-0.9	1951q3	8.5	8.2
1948	10.2	4.4	1951q4	5.2	0.7
1949	-0.7	-0.5	1952q1	3.8	4.2
1950	9.9	8.7	1952q2	1.0	0.3
1951	15.5	7.7	1952q3	7.4	2.6
1952	5.6	3.8	1952q4	15.1	13.8
1953	5.9	4.6	1953q1	7.8	7.7
1954	0.3	-0.7	1953q2	3.9	3.1
1955	9.0	7.1	1953q3	-0.9	-2.4
1956	5.5	1.9	1953q4	-5.3	-6.2
1957	5.4	2.0	1954q1	-0.7	-2.0
1958	1.3	-1.0	1954q2	0.7	0.4
1959	8.4	7.1	1954q3	5.2	4.5
1960	3.9	2.5	1954q4	9.4	8.2
1961	3.5	2.3	1955q1	14.2	12.0
1962	7.5	6.1	1955q2	8.5	6.7
1963	5.5	4.4	1955q3	8.6	5.4
1964	7.4	5.8	1955q4	6.4	2.2
1965	8.4	6.4	1956q1	2.2	-1.9
1966	9.5	6.5	1956q2	5.6	3.2
1967	5.7	2.5	1956q3	4.7	-0.5
1968	9.3	4.8	1956q4	8.3	6.7

1969	8.2	3.1	1957q1	8.4	2.4
1970	5.5	0.2	1957q2	1.7	-1.0
1971	8.5	3.4	1957q3	6.5	4.0
1972	9.9	5.3	1957q4	-4.1	-4.2
1973	11.7	5.8	1958q1	-6.4	-10.4
1974	8.5	-0.5	1958q2	3.7	2.4
1975	9.2	-0.2	1958q3	12.5	9.6
1976	11.4	5.3	1958q4	11.7	9.5
1977	11.3	4.6	1959q1	8.9	7.9
1978	13.0	5.6	1959q2	10.9	10.9
1979	11.7	3.2	1959q3	0.7	-0.3
1980	8.8	-0.2	1959q4	3.1	1.4
1981	12.2	2.5	1960q1	11.1	9.2
1982	4.0	-1.9	1960q2	-0.6	-2.0
1983	8.7	4.5	1960q3	2.2	0.6
1984	11.2	7.2	1960q4	-4.0	-5.1
1985	7.3	4.1	1961q1	3.3	2.4
1986	5.7	3.5	1961q2	8.7	7.7
1987	6.2	3.4	1961q3	8.0	6.6
1988	7.7	4.1	1961q4	9.9	8.4
1989	7.5	3.5	1962q1	9.9	7.4
1990[4]	5.8	1.9	1962q2	5.1	4.4
1991[4]	3.3	-0.2	1962q3	4.7	3.7
1992[4]	5.7	3.3	1962q4	2.3	1.0
1993[4]	5.0	2.7	1963q1	6.3	5.3
1994[4]	6.2	4.0	1963q2	5.9	5.1
1995[4]	4.6	2.5	1963q3	8.6	7.7
1996[4]	5.7	3.7	1963q4	6.3	3.1
1997[4]	6.2	4.5	1964q1	10.6	9.3
1998[4]	5.3	4.2	1964q2	5.8	4.7
1999[4]	6.0	4.5	1964q3	7.2	5.6
2000[4]	5.9	3.7	1964q4	3.1	1.1
2001[4]	3.2	0.8	1965q1	12.4	10.2
2002[4]	3.4	1.6	1965q2	7.4	5.5
2003[4]	4.8	2.7	1965q3	10.0	8.4
2004[4]	7.0	4.2	1965q4	12.9	10.0
			1966q1	13.1	10.1
			1966q2	4.8	1.4
			1966q3	7.1	2.7
			1966q4	7.1	3.3
			1967q1	5.5	3.6
			1967q2	2.2	0.0
			1967q3	7.3	3.2
			1967q4	7.7	3.1
			1968q1	13.3	8.5
			1968q2	11.5	7.0
			1968q3	6.9	2.7
			1968q4	7.6	1.7
			1969q1	11.0	6.5
			1969q2	6.5	1.1
			1969q3	8.5	2.5
			1969q4	3.3	-1.9

1970q1	5.1	-0.7
1970q2	6.4	0.8
1970q3	6.9	3.6
1970q4	0.8	-4.2
1971q1	18.4	11.6
1971q2	7.8	2.3
1971q3	7.4	3.2
1971q4	4.4	1.1
1972q1	14.2	7.3
1972q2	12.4	9.8
1972q3	8.0	3.9
1972q4	12.5	6.7
1973q1	16.0	10.6
1973q2	11.3	4.7
1973q3	5.7	-2.1
1973q4	12.3	3.9
1974q1	4.2	-3.4
1974q2	11.0	1.2
1974q3	8.0	-3.8
1974q4	10.8	-1.6
1975q1	4.4	-4.7
1975q2	9.4	3.0
1975q3	15.1	6.9
1975q4	13.0	5.4
1976q1	14.2	9.3
1976q2	7.5	3.0
1976q3	7.6	1.9
1976q4	10.6	2.9
1977q1	12.0	4.9
1977q2	14.5	8.1
1977q3	12.7	7.4
1977q4	9.0	0.0
1978q1	7.5	1.3
1978q2	25.5	16.7
1978q3	11.1	4.0
1978q4	14.6	5.4
1979q1	8.1	0.8
1979q2	10.7	0.4
1979q3	12.1	2.9
1979q4	9.5	1.2
1980q1	10.1	1.3
1980q2	0.6	-7.8
1980q3	8.7	-0.7
1980q4	20.1	7.6
1981q1	20.0	8.4
1981q2	4.4	-3.1
1981q3	12.6	4.9
1981q4	2.2	-4.9
1982q1	-1.2	-6.4
1982q2	7.2	2.2
1982q3	4.2	-1.5
1982q4	4.7	0.4

1983q1	8.5	5.0
1983q2	12.5	9.3
1983q3	12.6	8.1
1983q4	11.8	8.4
1984q1	13.6	8.1
1984q2	10.8	7.1
1984q3	7.3	3.9
1984q4	6.0	3.3
1985q1	8.5	3.8
1985q2	5.8	3.5
1985q3	8.2	6.4
1985q4	5.8	3.1
1986q1	6.0	3.9
1986q2	3.7	1.6
1986q3	6.3	3.9
1986q4	4.7	2.0
1987q1	6.1	2.7
1987q2	6.8	4.5
1987q3	6.8	3.7
1987q4	10.3	7.2
1988q1	5.5	2.0
1988q2	9.3	5.2
1988q3	6.8	2.1
1988q4	8.6	5.4
1989q1	8.9	4.1
1989q2	6.6	2.6
1989q3	5.8	2.9
1989q4	3.8	1.0
1990q1	9.8	4.7
1990q2	5.8	1.0
1990q3	3.6	0.0
1990q4	0.0	-3.0
1991q1	2.7	-2.0
1991q2	5.3	2.6
1991q3	4.9	1.9
1991q4	4.0	1.9
1992q1	6.7	4.2
1992q2	6.2	3.9
1992q3	5.9	4.0
1992q4	6.7	4.5
1993q1	3.7	0.5
1993q2	4.3	2.0
1993q3	3.8	2.1
1993q4	7.7	5.5
1994q1	6.7	4.1
1994q2	7.1	5.3
1994q3	4.9	2.3
1994q4	6.7	4.8
1995q1	3.7	1.1
1995q2	2.2	0.7
1995q3	5.2	3.3
1995q4	5.0	3.0

1996q1	5.5	2.9
1996q2	8.2	6.7
1996q3	4.7	3.4
1996q4	7.0	4.8
1997q1	5.8	3.1
1997q2	6.9	6.2
1997q3	6.5	5.1
1997q4	4.3	3.0
1998q1	5.6	4.5
1998q2	3.4	2.7
1998q3	6.2	4.7
1998q4	7.7	6.2
1999q1	5.1	3.4
1999q2	4.8	3.4
1999q3	6.2	4.8
1999q4	9.1	7.3
2000q1	4.7	1.0
2000q2	8.3	6.4
2000q3	1.6	-0.5
2000q4	3.8	2.1
2001q1	2.8	-0.5
2001q2	4.4	1.2
2001q3	0.2	-1.4
2001q4	3.6	1.6
2002q1	4.3	2.7
2002q2	3.7	2.2
2002q3	3.9	2.4
2002q4	2.4	0.2
2003q1	4.8	1.7
2003q2	4.8	3.7
2003q3	9.3	7.2
2003q4	5.5	3.6
2004q1	8.1	4.3
2004q2	7.5	3.5
2004q3	5.3	4.0
2004q4	6.1	3.3
2005q1	7.0	3.8
2005q2	5.9	3.4

Tab 3

Table 1

National Health Expenditures Aggregate and Per Capita Amounts, Percent Distribution,

and Average Annual Percent Growth, by Source of Funds: Selected Calendar Years 1980-2003

Item	1980	1990	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	Amount in Billions
National Health Expenditures	$245.8	$696.0[5]	$888.1[5]	$937.1[5]	$990.2[5]	$1,039.9[5]	$1,093.1[5]	$1,150.9[5]	$1,222.2[5]	$1,309.9[5]	$1,426.4[5]	$1,559.0[5]	$1,678.9	[5]
Private	140.9	413.5	497.7	509.7	533.4	556.8	589.8	631.1	671.9	717.5	771.8	841.0	913.2
Public	104.8	282.5	390.4	427.4	456.8	483.0	503.2	519.8	550.3	592.4	654.6	718.0	765.7
Federal	71.3	192.7	274.4	298.9	322.6	345.4	360.0	366.9	386.2	416.0	463.8	508.6	541.7
State and Local	33.5	89.8	116.0	128.5	134.2	137.6	143.3	152.9	164.1	176.4	190.8	209.4	224.0

	Number in Millions
U.S. Population[1]	230	254	265	268	271	274	278	281	284	287	290	293	296

	Amount in Billions
Gross Domestic Product[2]	$2,790	$5,803	$6,657	$7,072	$7,398	$7,817	$8,304	$8,747	$9,268	$9,817	$10,128	$10,487	$11,004

	Per Capita Amount
National Health Expenditures	$1,067	$2,737	$3,354	$3,497	$3,650	$3,791	$3,938	$4,098	$4,302	$4,560	$4,914	$5,317	$5,670
Private	612	1,626	1,880	1,902	1,966	2,030	2,125	2,247	2,365	2,498	2,659	2,869	3,084
Public	455	1,111	1,474	1,595	1,684	1,761	1,813	1,851	1,937	2,062	2,255	2,449	2,586
Federal	310	758	1,036	1,115	1,189	1,259	1,297	1,306	1,359	1,448	1,598	1,735	1,829
State and Local	146	353	438	479	495	502	516	544	578	614	657	714	757

	Percent Distribution
National Health Expenditures	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Private	57.3	59.4	56.0	54.4	53.9	53.6	54.0	54.8	55.0	54.8	54.1	53.9	54.4
Public	42.7	40.6	44.0	45.6	46.1	46.4	46.0	45.2	45.0	45.2	45.9	46.1	45.6
Federal	29.0	27.7	30.9	31.9	32.6	33.2	32.9	31.9	31.6	31.8	32.5	32.6	32.3
State and Local	13.6	12.9	13.1	13.7	13.6	13.2	13.1	13.3	13.4	13.5	13.4	13.4	13.3

	Percent of Gross Domestic Product
National Health Expenditures	8.8	12.0	13.3	13.3	13.4	13.3	13.2	13.2	13.2	13.3	14.1	14.9	15.3

	Average Annual Percent Growth from Previous Year Shown
National Health Expenditures	11.7[3]	11.0	8.5	5.5	5.7	5.0	5.1	5.3	6.2	7.2	8.9	9.3	7.7
Private	10.2[3]	11.4	6.4	2.4	4.6	4.4	5.9	7.0	6.5	6.8	7.6	9.0	8.6
Public	14.8[3]	10.4	11.4	9.5	6.9	5.7	4.2	3.3	5.9	7.6	10.5	9.7	6.6
Federal	17.5[3]	10.5	12.5	9.0	7.9	7.1	4.2	1.9	5.2	7.7	11.5	9.7	6.5
State and Local	11.5[3]	10.4	8.9	10.8	4.4	2.5	4.1	6.7	7.3	7.5	8.2	9.7	7.0
U.S. Population	1.1[3]	1.0	1.4	1.2	1.2	1.1	1.2	1.2	1.2	1.1	1.0	1.0	1.0
Gross Domestic Product	8.7[3]	7.6	4.7	6.2	4.6	5.7	6.2	5.3	6.0	5.9	3.2	3.5	4.9

[1]	July 1 Census resident based population estimates for each year 1980-2003.

[2]	U.S. Department of Commerce, Bureau of Economic Analysis.

[3]	Average annual growth between 1960 and 1980.

NOTE: Numbers and percents may not add to totals because of rounding.

SOURCE: Centers for Medicare &Medicaid Services, Office of the Actuary, National Health Statistics Group; U.S. Department of Commerce, Bureau of Economic Analysis and U.S. Bureau of the Census.

	1990	2003
	696	1678.9
1990	696
1991	744.72
1992	796.8504
1993	852.6299
1994	912.314
1995	976.176
1996	1044.508
1997	1117.624
1998	1195.858
1999	1279.568
2000	1369.137
2001	1464.977
2002	1567.525
2003	1677.252	1678.9
2004	1794.66	1804.7

Tab 4

Table 2a. Projected Population of the United States, by Age and Sex: 2000 to 2050

(In thousands except as indicated. As of July 1. Resident population.)

Population or percent, sex, and age	2000	2010	2020	2030	2040	2050
POPULATION
TOTAL
TOTAL	282,125	308,936	335,805	363,584	391,946	419,854
0-4	19,218	21,426	22,932	24,272	26,299	28,080
5-19	61,331	61,810	65,955	70,832	75,326	81,067
20-44	104,075	104,441	108,632	114,747	121,659	130,897
45-64	62,440	81,012	83,653	82,200	88,611	93,104
65-84	30,794[8]	34,120[9]	47,363[10]	61,850[11]	64,640	65,844
85+	4,267[8]	6,123[9]	7,269[10]	9,603[11]	15,409	20,861
MALE
TOTAL	138,411	151,815	165,093	178,563	192,405	206,477
0-4	9,831	10,947	11,716	12,399	13,437	14,348
5-19	31,454	31,622	33,704	36,199	38,496	41,435
20-44	52,294	52,732	54,966	58,000	61,450	66,152
45-64	30,381	39,502	40,966	40,622	43,961	46,214
65-84	13,212	15,069	21,337	28,003	29,488	30,579
85+	1,240	1,942	2,403	3,340	5,573	7,749
FEMALE
TOTAL	143,713	157,121	170,711	185,022	199,540	213,377
0-4	9,387	10,479	11,216	11,873	12,863	13,732
5-19	29,877	30,187	32,251	34,633	36,831	39,632
20-44	51,781	51,711	53,666	56,747	60,209	64,745
45-64	32,059	41,510	42,687	41,658	44,650	46,891
65-84	17,582	19,051	26,026	33,848	35,152	35,265
85+	3,028	4,182	4,866	6,263	9,836	13,112
PERCENT OF TOTAL
TOTAL
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0
0-4	6.8	6.9	6.8	6.7	6.7	6.7
5-19	21.7	20.0	19.6	19.5	19.2	19.3
20-44	36.9	33.8	32.3	31.6	31.0	31.2
45-64	22.1	26.2	24.9	22.6	22.6	22.2
65-84	10.9	11.0	14.1	17.0[12]	16.5	15.7
85+	1.5	2.0	2.2	2.6[12]	3.9	5.0
MALE
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0
0-4	7.1	7.2	7.1	6.9	7.0	6.9
5-19	22.7	20.8	20.4	20.3	20.0	20.1
20-44	37.8	34.7	33.3	32.5	31.9	32.0
45-64	21.9	26.0	24.8	22.7	22.8	22.4
65-84	9.5	9.9	12.9	15.7	15.3	14.8
85+	0.9	1.3	1.5	1.9	2.9	3.8
FEMALE
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0
0-4	6.5	6.7	6.6	6.4	6.4	6.4
5-19	20.8	19.2	18.9	18.7	18.5	18.6
20-44	36.0	32.9	31.4	30.7	30.2	30.3
45-64	22.3	26.4	25.0	22.5	22.4	22.0
65-84	12.2	12.1	15.2	18.3	17.6	16.5
85+	2.1	2.7	2.9	3.4	4.9	6.1

Source: U.S. Census Bureau, 2004, “U.S. Interim Projections by Age, Sex, Race, and Hispanic Origin,”

<http:/ www.census.gov/ipc/www/usinterimproj/>

Internet Release Date: March 18, 2004

HEALTHSOUTH CORPORATION

MEMORANDUM IN RESPONSE

TO SEC COMMENT NO. 2

Documentation in Support of Industry Rankings

Attached hereto please find the following documents in support of HealthSouth’s use of our disclosure on our ranking as a service provider in each of our industry segments:

Excerpts from the 2004 Guide to Healthcare Market Segments, prepared by Verispan, LLC (the “Industry Report”), which is an independent third party that provides health care information, are attached hereto in support of our disclosures regarding our ranking as a service provider in each of the above referenced industries. Page 93 of the Industry Report contains information supporting our disclosures regarding our inpatient and outpatient rehabilitation facility operations. Page 88 of the Industry Report contains information supporting our disclosure that we operate the largest network of ambulatory surgery centers. Page 27 of the Industry Report contains information supporting our disclosure that we are the second largest operator of freestanding diagnostic imaging centers in the United States (please note that at the time of filing we operated 96, not 120, freestanding diagnostic imaging centers, as disclosed in our Form 10-K in the section entitled Business, “Our Business – Operating Divisions – Diagnostic”).

2004

Guide to Healthcare

Market Segments

2004

Guide to Healthcare

Market Segments

All the tables and charts represented within this document are from Verispan’s Profiling Solutions,

the Verispan Healthcare Market Index or Verispan’s GroupTrack unless otherwise indicated.

Copyright © 2004 Verispan, LLC. All rights reserved.

This publication may not be reproduced or transmitted in any form or by any means to any third party without the express written approval of Verispan, LLC. The contents of this publication may not be disclosed or distributed to any third party without the express written approval of Verispan, LLC.

Verispan, LLC • 800 Township Line Road, Suite 125 • Yardley PA 19067 • 800.678.3026 • www.verispan.com

DIAGNOSTIC IMAGING CENTERS (DICs)

Definition

A diagnostic imaging center (DIC) is a facility whose primary business activity is diagnostic imaging or a significant portion thereof, in the case of multi-specialty clinics. Equipment must be located at the facility, except for mobile units. Also, the facility must offer outpatient care and be freestanding, not attached to a hospital in any physical way, unless separate ownership or management exists.

Health Care Objective

To facilitate the identification of diseases and disorders at an early stage and provide physicians with non-invasive methods of diagnosing disease or injuries at reduced cost. The industry develops cost-effective diagnostic imaging technologies and works to minimize risks associated with these technologies.

History

Driven by the growth of managed care and the Centers for Medicare and Medicaid Services’ (CMS) reimbursement constraints for inpatient costs, diagnostic imaging services experienced a shift from hospital settings to freestanding centers in the early 1980s. While physicians and hospitals developed many of these imaging centers, a subsequent change in federal law restricted the referral of patients by a physician to a facility in which the physician maintained an ownership interest. As a result, many physicians sold their interests in imaging centers to hospitals, radiologists, and companies engaged exclusively in the ownership, operation, and management of imaging centers.

Between 1995 and 2000, medical imaging procedures in the United States were estimated to have increased by about 8% per year and to number almost 400 million a year by 2000 which broke out into the following segments—270 million X-ray; 75 million ultrasound; 29 million computed tomography; 14 million magnetic resonance; 11 million nuclear medicine. Under managed care, physicians found it faster and more effective to seek definitive findings from imaging or lab tests.37

Massive health care consolidation has left small independent physician groups and individual practices at a competitive disadvantage to larger associations or networks of physicians because they lack the capital necessary to cover a wider geographical area, offer an array of imaging modalities, and obtain new technologies. These individual and small diagnostic facilities are encountering higher operating costs and minimal purchasing power than their consolidated counterparts. The situation also led to strategies targeted at reversing the trend of under-utilized imaging equipment within some providers’ facilities, and accelerating consolidation to centralize resources and gain

[37]	Drew, Phillip. The BBI Newsletter, “New technologies, expanded diagnostic role boost imaging,” 1 March 2001.

Copyright © 2004 Verispan, L.L.C.

access to the benefits of alliances with managed care organizations, integrated healthcare networks (IHNs), and group purchasing organizations (GPOs).

The use of imaging has contributed to many improvements in patients’ health and well being through early detection of disease and/or the application of non-invasive treatment. Innovative technology advances have reduced the cost of inpatient admissions by preventing serious illness and increasing market competition.

Size and Scale

Total DICs	5,560
Total DIC Multi-Facility Chains	490
Number of Radiologists in DICs	14,112
DICs Affiliated with a Multi-Facility Chain	60%

The diagnostic market is highly fragmented, with radiologists, hospitals and independent organizations offering diagnostic services.

In 2000, sources estimated that revenue for the diagnostic services industry approximated $100 billion. Of this amount, revenue for the diagnostic imaging sector was about 60% or $60 billion—clinical laboratories and other diagnostic services comprise the remaining $40 billion.

The primary growth drivers and factors shifting procedure mix (to more technologically advanced procedures) in the diagnostic imaging sector include: patient awareness, which drives demand, physician experience, which drives demand and shift in mix of procedures, a growing and aging population, which drives demand, and new technologies, which drive a shift in mix of procedures.38

Key Players

Top Five Multi-Facility DIC Chains

Multi-Facility Chains	Location	Facilities Owned
HealthSouth Corporation	Birmingham, Ala.	120
Radiologix	Dallas, Tex.	114
Alliance Imaging Inc.	Anaheim, Calif.	95
MedQuest Assoc. Inc.	Alpharetta, Ga.	85
InSight Health Services Corporation	Lake Forest, Calif.	82

[38]	Radiologix Web Site, About Us, Diagnostic Imaging, www.radiologix.com, accessed 11 March 2004.

Copyright © 2004 Verispan, L.L.C.

HealthSouth Corporation / www.healthsouth.com

HealthSouth’s Integrated Service Model combines outpatient diagnostic and surgical facilities with inpatient and outpatient rehabilitation and occupational health centers. This model allows patients to enter treatment at multiple points and progress smoothly from one level of care to the next in a timely, cost-effective manner. The model also allows HealthSouth to establish contracts with major payors, as well as relationships with leading physicians and teaching and research facilities.

HealthSouth diagnostic centers provide outpatient diagnostic imaging services, including MRI services, CT services, X-ray services, ultrasound services, mammography services, nuclear medicine services and fluoroscopy. Not all services are provided at all sites; however, most HealthSouth diagnostic centers are multi-modality centers offering multiple types of service.

Radiologix / www.radiologix.com

Radiologix owns and operates freestanding, outpatient diagnostic imaging centers that provide a broad range of diagnostic imaging services from highly sophisticated PET, MRI and CT to more common X-rays and ultrasound.

Radiologix develops, consolidates and manages radiology service networks through two partnership models. The equity partnership offers sophisticated technologies, high-level management expertise plus capital to improve facilities and acquire advanced diagnostic imaging equipment. It also enables radiologists the opportunity to realize equity from investment in their practices. The joint venture model gives radiology groups the ability to expand their market presence through developing co-ventured, state-of-the-art diagnostic imaging centers.39 Under either business model, professional autonomy is retained so that the network can deliver the highest quality medical services to referring physicians and their patients.

Alliance Imaging Inc. / www.allianceimaging.com

Alliance Imaging completes 1,000,000 patient scans annually in the areas of MRI, Open-MRI, CT, SPECT, and PET, making us the nation’s leading provider of diagnostic services.

Alliance Imaging’s comprehensive programs include quality equipment from the original manufacturers, expert technologists, management of day-to-day operations, and educational and marketing support. These services are provided through partnerships, on a shared-user/mobile, full-time, or interim basis.

[39]	www.radiologix.com

Copyright © 2004 Verispan, L.L.C.

MedQuest Associates Inc. / www.medquestassociates.com

MedQuest, headquartered in Atlanta, Ga., operates a network of centers in 12 states primarily throughout the southeastern and southwestern United States. MedQuest’s centers provide high quality diagnostic imaging services using a variety of technologies including magnetic resonance imaging, computed tomography, nuclear medicine, fluoroscopy, x-ray, ultrasound, mammography and bone densitometry.

InSight Health Services Corporation / www.insighthealth.com

InSight Health Services is a leading provider of diagnostic imaging and imaging-guided therapy services. InSight operates and manages freestanding imaging centers and hospital-based radiology services as well as providing mobile magnetic resonance imaging (MRI), Positron Emission Tomography (PET) and Lithotripsy services. Through its national network of diagnostic imaging centers, radiation treatment facilities and mobile MRI, PET and Lithotripsy sites, InSight provides services to more than 60,000 patients across the country each month.

In February 2004, InSight announced that one of its wholly-owned subsidiaries has entered into a stock purchase agreement with Cardinal Health, Inc. to acquire 22 DICs located in California, Arizona, Texas, Kansas, Pennsylvania and Virginia.40

Role in Health Care System

Mission

To provide patients with the most advanced imaging services as an alternative to hospital-based care, as well as to reduce the cost of inpatient admissions through prevention of serious illness.

Strategies

Two-thirds of U.S. hospitals do not have picture archiving and communications systems (PACS), those that have implemented the technology enjoy cost savings, improved workflow, better diagnoses and advantages over hospitals without PACS, Computer World reports. “The most obvious cost avoidance is film processing, as well as real estate savings for film image archives,” said Jocelyn Young, a health care analyst at research company IDC.41

[40]	InSight Press Release, “InSight Health Services Holdings Corporation Announces Execution of Agreement to Purchase 22 Diagnostic Imaging Centers,” 13 Feb 2004, www.insighthealth.com.

[41]	California Healthcare Foundation, iHealthBeat, “Hospitals Reap Benefits of PACS,” 5 Feb 2004, www.ihealthbeat.org.

Copyright © 2004 Verispan, L.L.C.

Frost & Sullivan estimates the PACS adoption rate in non-hospital imaging facilities (mainly outpatient imaging centers) was 7.3% in 2002.42

Primary Needs

DICs along with the rest of the U.S. health care system need to invest in IT. It has been suggested that health care is more than ten years behind in the adoption of information technology compared to the retail industry and others considered to be IT-leaders.

Competition

DICs compete with hospitals, medical group practices, and outpatient surgery centers for imaging market share. Market competition is increased since advances in technology have opened a broader market. Emergency room physicians are using ultrasound for IV access and foreign body localization; many cardiology groups have computed tomography (CT) capabilities with echo and gamma camera equipment in their offices; orthopedists use lower cost extremity and full-body magnetic resonance imaging (MRI) machines; oncologists and gastroenterologists utilize CT scans and CT colonoscopy, respectively.

Medical Supply Purchasing

A majority (65%) of DICs contracts for supplies through group purchasing organizations (GPOs) according to Verispan’s GroupTrack™.

Future Impact on Health Care

It is expected that the diagnostics market will continue to grow over the next few years due to increased sub-specializations, expanding geographic reach and the non-invasive and cost-effective nature of diagnostics in general.43

By 2008, Frost & Sullivan predicts that 36% of North American hospitals will have a radiology PACS, along with 20% of non-hospital imaging facilities. That translates to more than 3,000 installed PACs.44

In 2001, Russell Coile, senior vice president and national strategy advisor for Superior Consultant of Plano, Tex. predicted that new and emerging technologies such as genomics, pharmacology, device portability/miniaturization, and imaging modalities, would play a key role in medical practice. Bioengineering, computer-assisted decision support, ehealth, computing technologies, hardware/software, and teleradiology were also

[42]	Gillespie, Greg. Health Data Management, “Is a Surge in Demand for PACS on the Horizon?” Nov 2002.

[43]	HealthSouth 10-K, 27 March 2002, www.sec.gov/Archives/edgar/data 785161/000100515002000448/form10k.txt.

[44]	Gillespie, Greg. Health Data Management, “Is a Surge in Demand for PACS on the Horizon?” Nov 2002.

Copyright © 2004 Verispan, L.L.C.

listed as important factors. Additionally, Coile predicted that imaging techniques would continue to benefit from advances in technology such as computer-aided screening, CT/PET hybrid imaging devices, and 3-D/4-D modeling.45

[45]	Ridley, Erik. RadCast Roundup, “SCAR keynote speaker sees technology-driven future ahead for medicine,” 3 May 2001, www.Auntminnie.com.

Copyright © 2004 Verispan, L.L.C.

OUTPATIENT SURGERY CENTERS

Definition

An outpatient surgery center is a facility or medical practice in business primarily to perform outpatient surgery or, in the case of multi-purpose clinics, perform a significant volume of surgery and have a sterile operating room dedicated to outpatient surgery. The facility must be licensed by the state or be Medicare-certified as an ambulatory surgery center.

Health Care Objective

Outpatient surgery centers attempt to offer a cost-effective alternative to expensive inpatient hospital stays and the traditionally high overhead associated with hospital treatment.

History

In the late 1960s, the search for ways to reduce, or at least control, rising health care costs became a major issue in the United States. Safely performing surgical procedures on a same-day basis offered a cost-effective alternative to hospital care, and thus contributed to the solution that the federal government, medical community, insurance industry, and employers had sought.

Although many contributed to the concept of ambulatory surgery, the individual most often credited with championing the cause is Wallace Reed, M.D., an anesthesiologist. Dr. Reed founded the first outpatient surgery center with his partner John Ford, M.D., in Phoenix, Arizona in 1970. Dozens of outpatient surgery centers were opened nationwide throughout the 1970s.

In 1974, the Society for Advancement of Freestanding Ambulatory Surgical Care, now the Federated Ambulatory Surgery Association (FASA), was founded to promote the concept of freestanding ambulatory surgical care and elected Dr. Reed as its first president. In 1975, the American College of Surgeons approved the use of outpatient surgery centers. This recognition contributed to the acceptance of the outpatient surgery center and, consequently, the market expansion. In that same year, FASA began an accreditation program for ambulatory surgery centers (ASCs) and surveyed ten ASCs in its first year. In 1979, FASA and several other organizations formed the Accreditation Association for Ambulatory Health Care (AAAHC) which offered ambulatory accreditation. Although the ASC market was experiencing growth, many of the initial outpatient surgery centers were fighting to survive. Despite the benefits offered by ASCs, these facilities faced two major, related impediments ASCs were experiencing difficulty gaining recognition as high quality health care providers and insurers often did not reimburse for procedures performed in outpatient surgery centers.

Despite these formidable challenges, the market continued to expand. In the 1980s, more than 1,000 new ASCs opened, due in part, to medical advances that facilitated the shift of

Copyright © 2004 Verispan, L.L.C.

many procedures from inpatient to ambulatory settings. In 1982, the federal government approved Medicare payments for ASCs as a way to provide low-risk surgeries in a less expensive ambulatory setting. With the advent of post-surgical recovery care allowing patients to stay up to 72 hours in the mid-1980s, ASCs began to perform increasingly sophisticated procedures.

By the 1990s, the ASC market was a well-established part of the health care delivery system in many communities. Physicians sought investment in ASCs in the 1990s as a way to deliver high quality health care and retain control over their practices.

The number of outpatient surgery cases increased from 3.9 million in 1981 to 31.3 million in 1999 due to the influence of managed care as well as technological advances that facilitated a shift of many procedures to ambulatory settings. The outpatient surgery center market capitalized on opportunities offered by cutting edge medical technologies such as improvements in surgical lasers, endoscopy, and arthroscopic surgical instruments. Additionally, developments in anesthesia use contributed to the expansion of procedures safely performed in outpatient surgery centers.

Growth of Total Outpatient Surgeries (000): 1981-1999

During the same time period, hospital inpatient surgeries saw a significant decline from 15.6 million in 1981 to 9.6 million in 1999. Concurrently, hospital outpatient surgeries increased from 3.5 million to 16.6 million; outpatient surgery center surgeries increased from 225,000 to 6.3 million and physician office based surgeries grew from 214,000 to 8.3 million.

Copyright © 2004 Verispan, L.L.C.

Growth of Outpatient Surgery Market Segments (000): 1981 - 1999

By 2001, more than 3,000 ASCs participated in Medicare performing 3 million procedures and receiving about $1.6 billion in payments.

Outpatient surgery centers are now a major player in the health care provider industry with centers in all 50 states.

Legislation

Medicare Payment Rates

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) enacted in December 2003 freezes Medicare payment rates for ambulatory surgery centers (ASCs) from late 2005 through 2009. MMA also directs the General Accounting Office (GAO) to conduct a comparative study of the relative costs of procedures furnished in ASCs to the relative costs of procedures furnished in hospital outpatient departments. The study will examine the costs of providing the same service in the centers versus hospital outpatient departments, the accuracy of ASC payment levels and whether the outpatient prospective payment system would be a good basis for a new ASC payment system. Last year, the panel recommended that no ASC rate should exceed the hospital outpatient payment rate for the same service, on the presumption that centers’ costs are lower because they do not have to meet the same regulatory requirements as hospital outpatient departments and treat less-complex cases. A report by the HHS Office of Inspector General concluded that Medicare could save $1.1 billion annually by paying only the lower of the ASC or hospital

Copyright © 2004 Verispan, L.L.C.

outpatient rates. But at MedPAC’s December meeting, commissioners were split over whether Medicare should adjust rates only for services for which ASC relative costs are lower than in outpatient departments or also those for which relative costs are higher.

The GAO is to submit its recommendations to Congress regarding the appropriateness of using the groups and relative weights established for the hospital outpatient prospective payment system as the basis for a revised ASC payment system. The Secretary of the Department of Health and Human Services (DHHS) is to implement a revised payment system for ASCs on or after January 1, 2006, but no later than January 1, 2008.

This year centers will face a 1% pay reduction, which will drop payment levels to roughly the 2002 rates. After that, the 2005-09 payment freeze will kick in.

Randy Fenniger, a Washington, D.C., lobbyist representing surgery center interests, said that for the approximately 300 procedures for which ASCs receive higher payments than outpatient departments, the gap will close in the next few years. “Our industry is frozen until 2009. Hospital outpatient got 4.5% this year,” he said. “Any difference in payment, even without changing the payment systems, will vanish while we stay at zero and they keep growing.” Fenniger also said the growth in the volume of services provided in ASCs is not related solely to differences in payment. Physicians like the centers because they give them greater control over their work schedule. Some physicians also have invested in centers.106

Size and Scale

Total Outpatient Surgery Centers	3,637
Total Multi-Facility Outpatient Surgery Centers	103

According to a December 2003 report from the Center for Studying Health System Change, spending on outpatient care increased 12.9% in the first half of 2003, down from 14.1% in the second half of 2002. Outpatient care remains the fastest growing category of health care spending.107

Based on industry estimates, the outpatient surgery center market is approximately $6 billion in size. There was a 75% increase in the number of treatments in ambulatory settings (hospital outpatient, freestanding ambulatory surgery centers and physicians’ offices) from 1986 to 1996, and it is estimated that approximately 80% of surgeries performed today can be done on an outpatient basis. Growth in the market is expected to

106	Hawryluk, Marian. AMNews, “Future is Uncertain for Surgery Center Medicare Payment,” 12 Jan 2004.

107	Strunk, Bradley C. and Paul B. Ginsburg. Center for Studying Health System Change, “Tracking Health Care Costs: Trends Slow in First Half of 2003,” Data Bulletin No. 26, Dec 2003.

Copyright © 2004 Verispan, L.L.C.

continue during the next decade, after seeing the number of outpatient surgery centers increase from 2,300 in 1996 to more than 2,700 centers in 2000.108

The following pie graph illustrates fairly equal distribution for surgical volume ranges.

Percentage of OSCs by Surgical Volume

Key Players

The table below shows the top five outpatient surgery center multi-facility chains. The 438 facilities owned, managed, or leased by these top chains comprise 12% of the current surgery center market.

Top Five OSC Multi-Facility Chains by Number of Outpatient Surgery Centers

Outpatient Surgery Multi-Facility Chains	Location	Number of Centers
HealthSouth Corporation	Birmingham, Ala.	201
AmSurg	Nashville, Tenn.	111
HCA	Nashville, Tenn.	80
United Surgical Partners	Addison, Tex.	56
Symbion Inc.	Nashville, Tenn.	31

	TOTAL	479

HealthSouth / www.healthsouth.com

HealthSouth outpatient surgery centers provide the facilities and medical support staff necessary for physicians to perform non-emergency surgical procedures. Over 80% of HealthSouth surgery center facilities are located in markets served by our rehabilitation facilities, enabling us to pursue opportunities for cross-referrals.

108	HealthSouth 10-K, 27 March 2002,

www.sec.gov/Archives/edgar/data/785161/000100515002000448/form10k.txt.

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HealthSouth’s Integrated Service Model combines outpatient diagnostic and surgical facilities with inpatient and outpatient rehabilitation and occupational health centers. This model allows patients to enter treatment at multiple points and progress smoothly from one level of care to the next in a timely, cost-effective manner. The model also allows HealthSouth to establish contracts with major payors, as well as relationships with leading physicians and teaching and research facilities.

AmSurg Corp / www.amsurg.com

AmSurg Corp., in partnership with physician practice groups throughout the United States, develops, acquires and operates practice based ambulatory surgery centers. AmSurg facilities are operated as a partnership between the physician partners and AmSurg. The surgery centers are usually established in close proximity to the specialty medical practice of the physician group. Since each surgery center generally focuses on a single specialty, they can be designed with a cost structure that allows AmSurg to charge fees that are generally lower than those charged by hospitals and other outpatient surgery centers which are not singularly focused. AmSurg concentrates on high volume, lower risk surgical procedures. Of the surgery centers presently in operation, the majority performs gastrointestinal endoscopy procedures or opthalmology procedures with a small number performing orthopedic procedures.109

HCA / www.hcahealthcare.com

HCA, based in Nashville, Tenn., provides outpatient and ancillary health care services in outpatient surgery and diagnostic centers. HCA also operates acute care hospitals and rehabilitation facilities. HCA was formed in 1968 and filed its first public offering in 1969. Today, HCA facilities are located in twenty-four states, England, and Switzerland.110

United Surgical Partners International Inc. / www.unitedsurgical.com

United Surgical Partners International, Inc. (USPI), based in Addison, Tex., was formed in 1998. USPI was developed to pursue ownership and management of ambulatory surgery centers and surgical hospitals in sixteen states and Europe.111

Symbion Inc. / www.symbion.com

Headquartered in Nashville, Tenn., Symbion owns and manages surgery centers throughout the nation, providing surgical procedures across many specialties. Symbion’s surgery centers offer services to meet the health care needs of the communities in which it operates and seeks to develop strong relationships with physicians and other health care providers in these markets.

109	www.amsurg.com

110	www.hcahealthcare.com

111	www.unitedsurgical.com

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For the year ended December 31, 2003, revenues increased 22% to $176.3 million compared with $144.7 million for the year ended December 31, 2002. Net income for the year ended December 31, 2003, increased 42% to $17.5 million compared with $12.3 million for the year ended December 31, 2002.112

Role in Health Care System

Mission

Outpatient surgery centers strive to offer low cost outpatient surgical procedures without sacrificing quality of care. In this pursuit, surgery centers rely heavily on new technology.

Strategies

As states are increasingly permitting the use of extended-stay recovery facilities by outpatient surgery centers, many centers are adding extended recovery care capabilities (overnight accommodations, food and/or other ancillary services).

Primary Needs

The cost survey mandated by the Benefits Improvement and Protection Act of 2000 needs to be conducted. The Medicare program pays for ASC services using a fee schedule with payment rates based on a cost survey of ASC procedures. The most recent cost survey, conducted in 1994, was never implemented, so the Medicare program bases its payments on a 1986 cost survey.

Competition

Competition within the outpatient surgery market includes hospital-based outpatient surgery and physician office-based surgery. Hospital-based centers typically carry a higher cost structure linked to the hospital overhead, but are often favored for this reason by Medicare reimbursement payments.

Medical Supply Purchasing

Seventy-three percent of outpatient surgery centers have purchasing contracts with group purchasing organizations (GPOs).

Future Impact on Health Care

The Medicare bill signed into law in December 2003 freezes Medicare payment rates for ASCs from late 2005 through 2009 and directs the Department of Health and Human Services to implement a new payment system by 2008. But ASCs and the physicians who work in them have few clues to deduce what new payment methodology will replace

112	Symbion Inc. Press Release, “Symbion, Inc. Announces Fourth Quarter and Year-End Results,” 26 Feb 2004, www.symbion.com.

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the current fee-schedule system. Pay for the centers covers such costs as nursing, recovery care, anesthetics and supplies. Reimbursement for doctors working at ASCs is determined using a different fee schedule. Congress usually provides at least a general framework when making Medicare payment changes for different types of health practitioners, but this time lawmakers provided little direction.113

113	Hawryluk, Markian. AMNews, “Future is uncertain for surgery center Medicare payment,” 12 Jan 2004.

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OUTPATIENT REHABILITATION CENTERS (RHs)

Definition

An outpatient rehabilitation center (RH) provides services to individuals in order to minimize physical impairments, maximize functional ability, and restore functional capacity. As a comprehensive physical rehabilitation program, the center must provide, at a minimum, rehabilitation medicine, rehabilitation nursing, social work, occupational therapy, physical therapy, and speech-language pathology services. The center may also provide audiology, creative arts therapy, dental, dietetic or educational therapy, prosthetic/orthotic therapy or recreational therapy.

Health Care Objective

The objective of rehabilitative care is to provide services that restore individuals to their optimal level of functionality and self-sufficiency after they have been disabled by trauma, injury, or disease.

History

While rehabilitation hospitals date back to the 1950s, outpatient rehabilitation centers have become an increasingly popular alternative to costly hospital visits. Billing provisions put into effect in the late 1980s allowed for site billing for physical, occupational, and speech therapy.114

The outpatient rehabilitation market has grown steadily since the passage of the Balanced Budget Act of 1997 and introduction of a prospective payment system (PPS) to skilled nursing providers who used to be fiscally able to provide a wide range of rehabilitation services to Medicare patients.115 Since 1997, determining the most appropriate care has become a priority, and the benefits, as well as cost-effectiveness of outpatient therapy, have made it a key venue of the health care continuum.116

Emphasis on containing increases in health care costs due to the growth in managed care, resulted in earlier discharge of patients from acute care facilities. As a result, many hospital patients were not receiving the intensity of services necessary to achieve a full recovery from their diseases, disorders or traumatic conditions. Outpatient rehabilitation services play a significant role in the continuum of care because they provide hospital-level services, in terms of intensity, quality and frequency, in a more cost-effective setting.

Industry experts assert that the outpatient physical rehabilitation industry has been growing at a compound annual growth rate of approximately 5% per year since 1992. This trend is expected to continue due to the cost-effectiveness of outpatient

114	Murer, Cherilyn. “The Long and Changing Road”, Rehab Management, August 2001.

115	Murer, Cherilyn. “Widening the Scope”, Rehab Management, August 1999.

116	Murer, Cherilyn. “The Long and Changing Road”, Rehab Management, August 2001.

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rehabilitation, medical and technological innovations and the influx of rehabilitation patients as the U.S. population ages and life expectancy increases.

Size and Scale

Total RHs	4,920

According to available information, there are approximately 35,000 inpatient rehabilitation beds and 8,000 to 9,000 outpatient rehabilitation centers in the United States.

Key Players

Top Five Outpatient Rehabilitation Chains by Number of Facilities

Outpatient Rehabilitation Chain	Location	Number of Outpatient Rehab Centers
HealthSouth Corporation	Birmingham, Ala.	1,065
NovaCare Rehabilitation	King of Prussia, Pa.	464
Mariner Health Care	Atlanta, Ga.	88
H C A – The Healthcare Company	Nashville, Tenn.	38
National Easter Seal Society	Chicago, Ill.	25

HealthSouth Corporation / www.healthsouth.com

HealthSouth is the largest operator of inpatient and outpatient rehabilitation facilities, as well as freestanding outpatient surgery centers and freestanding diagnostic centers. HealthSouth currently has over 1,419 rehabilitation facilities, including rehabilitation hospitals and outpatient surgical centers, operating in the U.S. HealthSouth is also the largest provider of worksite health and disability management in North America, providing services to over 425 worksite locations.

HealthSouth’s Integrated Service Model combines outpatient diagnostic and surgical facilities with inpatient and outpatient rehabilitation and occupational health centers. This model allows patients to enter treatment at multiple points and progress smoothly from one level of care to the next in a timely, cost-effective manner. The model also allows HealthSouth to establish contracts with major payors, as well as relationships with leading physicians and teaching and research facilities.

HealthSouth Corporation announced a multi-year national agreement with CIGNA HealthCare in which HealthSouth will provide outpatient physical therapy, occupational therapy and speech therapy to CIGNA HealthCare members in existing and additional locations under a simplified contract. The agreement, effective November 15, 2003, consolidates existing multiple arrangements into

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one three-year contract and adds more than 130 new HealthSouth locations to the CIGNA HealthCare network of participating providers. The agreement will not be applicable in states where CIGNA HealthCare contracts with other providers on a sole source basis.117

NovaCare Rehabilitation / www.novacare.com

NovaCare Rehabilitation, a division of Select Medical Corporation, provides preventative, rehabilitative and performance-enhancing programs and services that maximize functionality and promote well-being in patients of all ages and abilities. Through an integrated local market network of more than 500 convenient locations in 28 states and the District of Columbia, NovaCare Rehabilitation effectively partners with physicians, employers, payers and case managers. NovaCare Rehabilitation also provides physical therapy and athletic training services to more than 20 professional sports teams and 300 universities, colleges and high schools throughout the nation. In November of 1999, NovaCare Rehabilitation was purchased by, and is now a division of, Select Medical Corporation headquartered in Mechanicsburg, Penn.

Mariner Health Care, Inc. / www.marinerhealthcare.com

Mariner is one of the largest providers of long-term health care services in the United States. Services are provided through skilled nursing facilities and long-term acute care hospitals. Mariner, through its operating subsidiaries, owns, leases, or manages nearly 260 skilled nursing facilities in over 20 states and over a dozen long-term acute care hospitals in four states.

Through their skilled nursing facilities, Mariner provides 24-hour care to residents requiring skilled nursing services, including assistance with activities involving daily living, therapy, and rehabilitation services. Mariner’s long-term acute care hospitals accommodate the relatively high acuity needs of patients discharged from short-term, acute care hospitals when the patients’ condition warrants more intensive care than can be provided in a typical nursing facility.

HCA / www.hcahealthcare.com

HCA is composed of locally managed facilities that include approximately 191 hospitals and 82 outpatient surgery centers in 23 states, England and Switzerland.

Revenues for the year ended December 31, 2003 increased 10.5% to $21.8 billion from $19.7 billion in 2002. Net income for 2003 totaled $1.3 billion, or $2.61 per diluted share, compared to $833 million, or $1.59 per diluted share, in the previous year.

117	HealthSouth Press Release, “HealthSouth, CIGNA Expand Agreement,” 20 Nov 2003, www.healthsouth.com.

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Results for 2003 include gains on sales of facilities of $85 million, or $0.10 per diluted share, impairment of long-lived assets of ($130 million), or ($0.16) per diluted share, and investigation related costs of ($8 million), or ($0.01) per diluted share. Results for 2003 also include a favorable $41 million, or $0.05 per diluted share, change in estimate during the fourth quarter related to Medicaid cost report balances for cost report years ended December 31, 1997 and prior.118

National Easter Seal / www.easterseals.com

Easter Seals medical professionals work together to restore function lost due to temporary conditions such as lower back pain, or permanent disabilities, such as traumatic brain injury. Medical rehabilitation services are provided following a referral by a physician, teacher, agency, family member or through self referral. Funding is provided by third-party payers such as insurance companies, Medicare, Medicaid, Workers Compensation and other state programs. Clients may also self pay or be the recipient of public support when/if eligible. Because Easter Seals is family-focused, medical rehabilitation services may be provided in an Easter Seals outpatient center, Easter Seals Child Development Center and many adult day programs, as well as at home or at school, making it easier for busy families to coordinate services for their loved ones. State and federal laws determine referral requirements and funding opportunities.

Role in Health Care System

Mission

To provide skilled rehabilitation services to individuals that have significant physical disabilities in order to restore their functional skills.

Strategies

As a bellwether for the industry, HealthSouth’s actions indicate those of the market. Consequently, it is of interest that although the company is complying with Medicare rules, the company said, it will resist efforts by its other customers, private insurers, to adopt Medicare’s practices and pay group rates.119

Primary Needs

The industry needs to address investors’ concerns about the financial impact of adhering to Medicare requirements.

118	HCA Press Release, “HCA Reports 2003 Results,” 3 Feb 2003, http://ir.thomsonfn.com/InvestorRelations/PubNewsStory.aspx?partner=8847&storyid=106333.

119	Abelson, Reed and Milt Freudenheim. New York Times, “HealthSouth Tries to Allay Uneasiness of Investors”, 20 Sept 2002.

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Competition

Competitors include hospitals, private practice therapists, and home health agencies since they often have the advantage of established links to physicians, a relationship that is key for referrals. Rehabilitation centers have sought to establish multi-year, non-compete agreements with local practitioners to ensure patient coverage in a geographic area.

Future Impact on Health Care

The need for rehabilitation is expected to continue to grow over the next few years driven by the increased percentage of persons over 65 years of age within the general United States population, who generally have the highest rehabilitation needs.120

120	HealthSouth 10-K, 27 March 2002,

www.sec.gov/Archives/edgar/data/785161/000100515002000448/form10k.txt.

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